U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number :  000-27739

(Check One):

[x] Form 10-K

 [ ]Form 20-F

 [ ]Form 11-K

[ ] Form 10-Q

[ ] Form 10-D

 [ ]Form N-SAR

 [ ]Form N-CSR

For Period Ended:      December 31, 2014

 Transition Report on Form 10-K

 Transition Report on Form 20-F

 Transition Report on Form 11-K

 Transition Report on Form 10-Q

 Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I- REGISTRANT INFORMATION

Full Name of Registrant:

MineralRite Corporation

Address of Principal Executive Office (Street and Number):

55 South Geneva Road

Lindon, Utah 84042

PART II- RULES 12b-25 (b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[x]    (a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]    (b)    The  subject  annual  report,  semi-annual  report,  transition  report  on  Form  10-K,  Form  20-F,  Form  11-K,  Form  N-SAR  or  Form  N-CSR,  or  portion  thereof,  will  be  filed  on  or  before  the  fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

The Company could not complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2014 due to a delay in obtaining and compiling information required to be included in the

Company's Form 10-K, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended,

the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV- OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification:

Guy Peckham

(801)

796-8944

(Name)

(Area Code)

(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

    Yes [x]

     No [ ]



(3)    Is  it  anticipated  that  any  significant  change  in  results  of  operations  from  the  corresponding  period  for  the  last  fiscal  year  will  be  reflected  by  the  earnings  statements  to  be  included  in  the  subject report or portion thereof?

    Yes [ ]

     No [x]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MineralRite Corporation

(Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MINERALRITE CORPORATION

Dated:  March 31, 2015

By:     /s/ Guy Peckham